UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Max & Erma’s Restaurants, Inc.
(Name of Issuer)
Common Stock, $0.10 par value
(Title of Class of Securities)
577903 10 7
(CUSIP Number)
July 10, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	577903 10 7	Page	-2-

1.	NAMES OF REPORTING PERSON: William C. Niegsch, Jr.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	5.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8.	SHARED DISPOSITIVE POWER:

		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0%

12.	TYPE OF REPORTING PERSON:

	IN

CUSIP No.	577903 10 7	Page	-3-

Item 1.
(a)	Name of Issuer: Max & Erma’s Restaurants, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 4849 Evanswood Drive, Columbus, Ohio 43229
Item 2.
(a)	Name of Person Filing: William C. Niegsch, Jr.

(b)	Address of Principal Business Office or, if none, Residence: 4849 Evanswood Drive, Columbus, Ohio 43229

(c)	Citizenship: USA

(d)	Title of Class of Securities: Common Stock, $0.10 par value

(e)	CUSIP Number: 577903 10 7
Item 3. Not Applicable
Item 4. Ownership
          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 0 shares*

(b)	Percent of class: 0%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0 shares*

(ii)	Shared power to vote or to direct the vote: 0 shares

(iii)	Sole power to dispose or to direct the disposition of: 0 shares*

(iv)	Shared power to dispose or to direct the disposition of: 0 shares

*	On July 10, 2008, G&R Acquisition, Inc. (“G&R”) completed its acquisition of Max & Erma’s Restaurants, Inc. (“Max & Erma’s”) pursuant to the terms of that certain Agreement and Plan of Merger, dated April 28, 2008 (the “Merger Agreement”). Pursuant to the terms of the Merger

CUSIP No.	577903 10 7	Page	-4-

Agreement, G&R Acquisition Subsidiary, Inc., a Delaware corporation and a wholly-owned subsidiary of G&R (“Merger Sub”) merged with and into Max & Erma’s, with Max & Erma’s continuing as the surviving entity and a wholly-owned subsidiary of G&R (the “Merger”). At the effective time of the Merger, the issued and outstanding shares of Max & Erma’s common stock, par value $0.10 per share, were converted into the right to receive $4.00 per share in cash without interest. The shares of Max & Erma’s common stock beneficially owned by Mr. Niegsch were disposed of pursuant to the Merger Agreement for the right to receive $4.00 per share.
Item 5.	Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☑.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable
Item 8.	Identification and Classification of Members of the Group

Not Applicable
Item 9.	Notice of Dissolution of Group

Not Applicable
Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	577903 10 7	Page	-5-
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 15, 2008
Date

/s/ William C. Niegsch, Jr.
Signature

William C. Niegsch, Jr.
Name